Sticker to Prospectus

The Prospectus for Macquarie Equipment Leasing Fund, LLC (“the Fund”) consists of (1) this sticker, (2) the Prospectus dated June 19, 2010, (3) Supplement No. 1 dated November 16, 2010, (4) Supplement No. 2 dated April 11, 2011, (5) Supplement No. 3 dated June 1, 2011, (6) Supplement No. 4 dated September 23, 2011, (7) Supplement No. 5 dated December 16, 2011, and (8) this Supplement No. 6 which contains information related to the current status of the offering.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-154278

MACQUARIE EQUIPMENT LEASING FUND, LLC

SUPPLEMENT NO. 6

DATED FEBRUARY 1, 2012

TO PROSPECTUS DATED

JUNE 19, 2010

We are providing you with this Supplement No. 6 dated February 1, 2012, to update the Prospectus dated June 19, 2010, as supplemented by Supplement No. 1 dated November 16, 2010, Supplement No. 2 dated April 11, 2011, Supplement No. 3 dated June 1, 2011, Supplement No. 4 dated September 23, 2011, and Supplement No. 5 dated December 16, 2011. The information in this Supplement No. 6 supplements, modifies and supersedes some of the information contained in the Macquarie Equipment Leasing Fund, LLC (“the Fund”) Prospectus. This Supplement No. 6 forms a part of, and must be accompanied or preceded by, the Prospectus.

The purpose of this Supplement No. 6 is to describe the current status of the offering:

CURRENT STATUS OF THE OFFERING

The Fund commenced the public offering of shares of our limited liability company interest (“shares”) on June 19, 2009. As of January 27, 2012, the Fund has received aggregate gross offering proceeds of approximately $74.8 million from the sale of 7,683,826 shares, including shares sold under the Fund’s distribution reinvestment plan. As of January 27, 2012, 7,316,174 million shares remained available for sale to the public, including shares available under the Fund’s distribution reinvestment plan. The offering will not last beyond March 19, 2012, as permitted under applicable SEC rules. The Fund also reserves the right to terminate the offering at any time.

The offering of the Fund’s shares closes on March 19, 2012. On March 19, 2012 the Fund will cease offering shares under the offering; however, Macquarie Asset Management, Inc., the Fund’s manager (the “Manager”) will accept subscriptions for a short period of time after March 19, 2012 under certain circumstances. Except as described below, after March 19, 2012, the Manager will accept subscription agreements only when accompanied with payment in the form of a check or wire transfer and only when all of the following criteria are met:

•	The investor must sign the subscription agreement on or before March 19, 2012;

•	The Manager must receive the subscription agreement and funds no later than Monday, March 26, 2012; and

•	Any investment paperwork that is not in good order must be cured and received by the Manager no later than by Thursday, March 29, 2012.

Investments that are received in accordance with the stipulations stated above will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are deposited in our account.

The following criteria apply to subscriptions which require funds to be transferred from an IRA custodian, in connection with the purchase of our shares.

•	The investor must sign the subscription agreement on or before March 19, 2012;

•	The subscription agreement and transfer request must be received by the Manager by Monday, March 26, 2012;

•	Any investment paperwork that is not in good order must be cured and received by the Manager no later than by Thursday, March 29, 2012; and

•	The Manager must receive the proceeds by Monday, April 16, 2012.

Investments that are received in accordance with the stipulations stated above for transfer of asset requests will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are received from the relinquishing institution and deposited in our account.

Investments in Macquarie Equipment Leasing Fund, LLC are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542, or of any entity in the Macquarie Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees any particular rate of return or the performance of the Macquarie Equipment Leasing Fund, LLC nor do they guarantee the repayment of capital from Macquarie Equipment Leasing Fund, LLC.